EXHIBIT 99.4

[GE LOGO]

General Electric Capital Corporation

13 February 2007

Confidential

Mr. Mi Zengxin	cc.	Mr Romain Bausch
Executive Director & Vice President		President & CEO
CITIC Group		SES S.A.
Capital Mansion		L-6815 Chateau de Betzdorf
6 Xinyuannanlu		Betzdorf
Chaoyang District		Luxembourg
Beijing 100004 China

Dear Mr. Mi:

We, General Electric Capital Corporation, a wholly owned subsidiary of General Electric Company, (“GECC”, together with General Electric Company (“GEC”) and their respective affiliates, “GE”), write to confirm our agreement to the matters set out in this letter.

We have discussed with you the transaction being negotiated between GE and SES S.A. (previously SES Global S.A. and, together with its subsidiaries, “SES”) by which GE’s holding of shares in SES S.A. would be exchanged for shares in a new company (“GE Shareholder”) holding assets that would include the beneficial and legal ownership of all of SES’s shares in Bowenvale Limited (“Bowenvale”), being 133,107,975 Y Ordinary Shares designated as such and of HK$0.10 each in the total issued share capital of Bowenvale (the “Shares”). This transaction (the “SES-GE Transaction”) requires the prior consent of CITIC Group and its subsidiary Able Star Associates Limited (“Able Star”) (both together with other subsidiaries of CITIC Group, “CITIC”) in respect of the contemplated transfer of the Shares by SES to GE Shareholder (which may involve multiple internal SES transfers). On completion of the SES-GE Transaction (“SES-GE Completion”), GE Shareholder would be wholly owned by a GEC subsidiary and would hold the Shares.

As discussed, GE would accept the terms of the Shareholders’ Agreement relating to Bowenvale dated 10 December 1998, as amended by the Deed of Adherence and Amendment No.1 dated 9 November 2004, (the “1998 Shareholders’ Agreement”), with the changes described in appendix 1 attached to this letter (the “Appendix 1”), and GECC and GE Shareholder, and CITIC Group and Able Star, and GEC for certain purposes will enter into an amended and restated shareholders’ agreement reflecting these changes (the “New Shareholders’ Agreement”), the substantive provisions of which will take effect from the closing of the SES-GE Transaction.

Since the SES-GE Transaction would, in the determination of the Hong Kong Securities and Futures Commission’s Takeovers Executive, trigger a mandatory general offer for Asia Satellite Telecommunications Holdings Limited (“AsiaSat”), you have invited us to consider a joint privatisation of AsiaSat to be implemented by way of a general offer or a scheme of arrangement of AsiaSat. Accordingly, you have asked that we confirm, and we hereby confirm, that GE would participate with CITIC in a potential privatisation of AsiaSat on terms set out in the draft announcement attached to this letter (the “Announcement”) (the “CITIC-GE Offer”), to be initiated at around the same time as the SES-GE Transaction is announced, with any modification as may be agreed between CITIC and GE. As an alternative, if CITIC informs us that it would prefer, we would also be willing to participate in a privatisation at the time the SES-GE Transaction is completed, on terms to be agreed.

By signing below,

•	SES hereby:

(i)	requests that CITIC Group and Able Star consent to the transfer (which may be preceded by multiple internal SES transfers) to GE Shareholder of the Shares, subject to acquisition by GE of the beneficial and legal ownership of the entire share capital of GE Shareholder on SES-GE Completion;

(ii)	requests that CITIC Group and Able Star release SES S.A., SES Global Holding AG, and any other relevant SES entity, and their respective employees, officers and directors, from their obligations under the 1998 Shareholders’ Agreement and all and any prior breaches or claims in respect of the 1998 Shareholders’ Agreement or otherwise with effect from the acquisition by GE of the beneficial and legal ownership of the entire share capital of GE Shareholder on the SES-GE Completion;

(iii)	consents, and undertakes to procure its subsidiaries to exercise their rights as shareholder to cause Bowenvale to consent, to any CITIC-GE Offer on terms that are the same in all material respects to those set out in the Announcement (which offer will be conditional on, amongst other things, SES-GE Completion), including any ancillary actions required to effect such offer, in accordance with Clauses 14 and 16 and other relevant provisions of the 1998 Shareholders’ Agreement, subject only to the signing of the agreement between GE and SES which provides for the transfer of the Shares from SES to GE Shareholder in the SES-GE Transaction (the “SES-GE Transaction Agreement”); and

(iv)	releases CITIC Group, Able Star and any other relevant CITIC entity, and their respective employees, officers and directors, from their obligations under the 1998 Shareholders’ Agreement and all and any prior breaches or claims in respect of the 1998 Shareholders’ Agreement or otherwise with effect from the acquisition by GE of the beneficial and legal ownership of the entire share capital of GE Shareholder on SES-GE Completion (save that prior to the SES-GE Completion, CITIC Group, Able Star and any other relevant CITIC entity may enter into such conditional agreements as are required to implement the CITIC-GE Offer and any ancillary actions in relation thereto without such acts constituting a breach of the 1998 Shareholders’ Agreement).

•

Subject to SES’ consents and undertakings in paragraph (iii) above becoming wholly unconditional and the release of the Announcement for publication on the website of the Stock Exchange of Hong Kong Limited (which release shall be promptly confirmed in writing (by e-mail) to SES (Attn: John Purvis) and its Hong Kong legal advisers, Herbert Smith (Attn: Ashley Alder), by CITIC Group (Kenneth Ko) or its Hong Kong legal advisers, Linklaters (Teresa Ma or Samantha Thompson)), CITIC Group and Able Star hereby consent and release, and agree to exercise their rights as shareholder to cause Bowenvale to consent and release (in accordance with Clause 9 of the 1998 Shareholders’ Agreement and other relevant provisions of the 1998 Shareholders’ Agreement), on the terms requested by SES in items (i) and (ii) above. We and Able Star also agree to notify SES promptly of any actual material revision to the terms of the CITIC-GE Offer (including, without limitation, to the offer price) as set out in the Announcement.

•

For this CITIC Group and Able Star consent and release, SES S.A. or any of its subsidiaries including SES Global Holding AG shall pay HK$100,000,000 in cash to CITIC upon the closing of the SES-GE Transaction and the acquisition by GE of the beneficial and legal ownership of the entire share capital of GE Shareholder.

•	SES acknowledges and agrees that CITIC Group’s and Able Star’s obligations to consult AsiaSat under Article 21.4 of the 1998 Shareholders’ Agreement are deemed to have been fully satisfied.

•

The parties (the “Parties”) to the 1998 Shareholders’ Agreement agree that the 1998 Shareholders’ Agreement (other than Clause 19 (Confidentiality)) shall be terminated in its entirety and shall cease to have effect as from SES-GE Completion. Further, other than in respect of liabilities and claims (if any) under Clause 19 (Confidentiality) of the 1998 Shareholders’ Agreement, without prejudice to any of the provisions of this letter, the Parties shall, subject to SES-GE Completion, be released from all (if any) liabilities and claims under or in connection with the 1998 Shareholders’ Agreement (including without limitation in respect of any antecedent breaches) and, subject to SES-GE Completion, no claim under the 1998 Shareholders’ Agreement shall be brought by any Party against any of the other Parties arising as from SES-GE Completion.

•	The sequence of events relating to signing of the SES-GE Transaction Agreement and the publication of the Announcement shall be as set out in appendix 2 to this letter.

No change to any part of the Appendix 1 shall require the consent of SES.

The provisions of this letter shall be governed by English law.

Any dispute, controversy or claim arising out of or relating to this letter, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force and as may be amended by the rest of this clause. The appointing authority shall be the Hong Kong International Arbitration Centre (“HKIAC”). The place of arbitration shall be in Hong Kong at the HKIAC. Any such arbitration shall be administered by HKIAC in accordance with HKIAC Procedures for Arbitration in force at the date of this agreement including such additions to the UNCITRAL Arbitration Rules as are therein contained. There shall be three arbitrators. When three arbitrators have been appointed, the award is given by a majority decision. If there be no majority, the award shall be made by the Chairman of the arbitral tribunal alone. The language to be used in the arbitral proceedings shall be English.

We shall keep and we ask that you please keep this information confidential until the SES-GE Transaction is announced, provided always that we and SES shall all keep any and all information relating to any CITIC-GE Offer confidential until any CITIC-GE Offer is announced, to the extent of the information announced by the offeror, in each case save as is required to be disclosed by law, the Securities and Futures Commission of Hong Kong, the Stock Exchange of Hong Kong Limited or any regulatory or governmental authority or court of competent jurisdiction.

This letter may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this letter by executing any such counterpart.

Thank you very much for your assistance in helping GE and SES complete this important transaction. We look forward to working with you, through Bowenvale and Bidco, to help AsiaSat succeed.

Sincerely yours,

General Electric Capital Corporation

By	/s/ Ronald J. Herman, Jr.
Name:	Ronald J. Herman, Jr.
Title:	Vice President
Date:

Attachments

Agreed to and consent given on the terms of this letter by each of:

SES S.A.

By	/s/ Romain Bausch
Name:	Romain Bausch
Title:	President & CEO
Date:

By	/s/ Mark Rigolle
Name:	Mark Rigolle
Title:	EVP & CFO
Date:

SES Global Holding AG

By	/s/ Romain Bausch
Name:	Romain Bausch
Title:
Date:

CITIC Group

By	/s/ Mi Zengxin
Name:	Mi Zengxin
Title:	Executive Director & Vice President
Date:

Able Star Associates Limited

By	/s/ Kenneth Ko Fai Wong
Name:	Kenneth Ko Fai Wong
Title:	Director
Date:

Bowenvale Limited

By	/s/ Romain Bausch	and	By	/s/ Kenneth Ko Fai Wong
Name:	Romain Bausch		Name:	Kenneth Ko Fai Wong
Title:	Director		Title:	Director
Date:			Date: